

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2024

Sanjeev Redkar
President
Apollomics Inc.
989 E. Hillsdale Blvd., Suite 220
Foster City, CA 94404

> **Re: Apollomics Inc.**
> **Registration Statement on Form F-3**
> **Response dated April 12, 2024**
> **File No. 333-278430**

Dear Sanjeev Redkar:

We have reviewed your response and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 12, 2024 letter.

Correspondence dated April 12, 2024

General

1.   Please tell us how to reconcile the portion of your response to prior comment 1 that indicates that all members of the company's board of directors reside outside of China with the disclosure on page 22 of your filing that indicates that two of your directors are based in mainland China.

Please contact Daniel Crawford at 202-551-7767 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Daniel Nussen, Esq.